UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Superior Consultant Holdings Corporation
(Name of Subject Company (issuer))

Superior Consultant Holdings Corporation (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

868146101
(CUSIP Number of Class of Securities)

Richard P. Saslow, Esq.
Superior Consultant Holdings Corporation
17570 West 12 Mile Road
Southfield, Michigan 48076
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey A. Schumacher, Esq.
Sachnoff & Weaver, Ltd.
30 S. Wacker Drive
29th Floor
Chicago, Illinois 60606

Calculation of Filing Fee

Transaction valuation	Amount of filing fee *

$2,340,000	$189

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 650,000 shares of common stock at the maximum tender offer price of $3.60 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $189

Form or Registration No.: Schedule TO-I

Filing Party: Superior Consultant Holdings Corporation

Date Filed: June 16, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SIGNATURE
EXHIBIT INDEX
Press Release dated July 18, 2003

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the tender offer by Superior Consultant Holdings Corporation, a Delaware corporation, to purchase up to 650,000 shares of its common stock, $0.01 par value per share, or such lesser number of shares as is properly tendered at a purchase price not greater than $3.60 or less than $2.85 per share. The offer is made on the terms and subject to the conditions set forth in the offer to purchase, dated June 16, 2003, and in the related letter of transmittal, which, as amended or supplemented from time to time in accordance with applicable legal requirements (including as amended or supplemented hereby) together constitute the offer.

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

     On July 18, 2003, Superior issued a press release announcing the final results of the offer, which expired on July 14, 2003. The press release is included herein as Exhibit (a)(5)(C) and is incorporated herein by reference.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(C)	Press Release dated July 18, 2003

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Superior Consultant Holdings Corporation

By:	/s/ Richard D. Helppie, Jr.

Richard D. Helppie, Jr.
Chief Executive Officer

Dated: July 18, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(C)	Press Release dated July 18, 2003